Exhibit 10.1

February 20, 2008

Mr. Robert Gudbranson
[omitted]

Dear Rob:

We are pleased to confirm our offer of the position of Chief Financial Officer reporting directly to A. Malachi Mixon, III, Chairman and CEO.

The following represents the terms and conditions of your employment:

1.	Salary

Your starting base salary for this position will be $27,083.33 per month, which is $325,000 when calculated on an annual basis.

2.	Bonus

Beginning in January, 2008, as a member of Invacare’s senior management group, your target bonus eligibility will be at the seventy-fifth (75th) percent bonus level.  This bonus will be based on corporate performance.   For Plan Year 2008, we will guarantee full payout of your bonus, payable in early 2009.

3.	Stock Option Program

Upon acceptance of our offer, you will be eligible to receive non-qualified options to purchase 27,500 shares, without par value, of Invacare stock pursuant to the Company’s Executive Stock Option Plan.  Stock options vest at a rate of 25% per year with an exercise period of ten (10) years.

4.	Restricted Stock

Upon acceptance of our offer, you will be eligible to receive a restricted stock grant in the amount of 2,500 shares.  Restrictions lapse at 25% per year.  Subject to review and approval by the Compensation Committee of the Board of Directors of Invacare Corporation, you will be eligible to receive restricted stock grants on an annual basis.

5.	Automobile Leasing & Insurance Program

You will be eligible to participate in Invacare’s car allowance in the amount of $1600 per month, which is reflected as part of your salary.  This allowance is intended to cover monthly car payment, gasoline, maintenance and insurance.

6.	Benefits

Medical - You will be eligible to participate Invacare’s flexible benefits program, which includes medical, dental and vision coverage, as well as increased term life insurance for eligible dependents.  This program will be available to you on the first day of the month following employment.  In addition, you will be eligible for the Company’s Life Insurance, Short and Long Term Disability, Retirement Plan and Educational Assistance programs.  The average benefit package adds approximately 28% to your base salary.

Retirement Plan – Invacare offers a qualified plan, The Invacare Retirement Savings Plan, and a non-qualified plan, The dcPlus Plan (“Plus Plan”).  The Invacare Retirement Savings Plan includes a 401(k) program, Employer Match and Invacare Quarterly Contribution (IQC).  The Plus Plan is offered to those individuals whose annual income exceeds $100,000 and includes an enhanced employee contribution plan along with the Employer Match and Invacare Quarterly Contribution.  The Plus Plan allows you to contribute up to 50% of your compensation.  Invacare will make matching contributions equal to 100% of the first 1% of your salary deferrals, plus 50% of the next 2% of your salary deferrals after you have completed six months of service.  The Quarterly Contribution is equal to 4% of your eligible earnings and will be made at the conclusion of each calendar quarter after you have completed six months of service.  You do not have to contribute to either Plan to receive the Quarterly Contribution.

Vacation – You are eligible for three weeks vacation beginning in January 2008.

7.	Executive Benefits (Additional details of each of these plans are enclosed)

Supplemental Executive Retirement Plan (SERP) - You will be eligible to participate in the Invacare SERP.  The SERP is a non-qualified plan that provides retirement income to supplement income available from Invacare’s qualified plans and to supplement the dcPlus Plan.  The Target Retirement Ratio is 50% of final compensation.  You will receive a service credit of five (5) years to count toward the fifteen (15) year service requirement.

Life Insurance Plan - You will be eligible to participate in the Executive Life Insurance plan.  This plan provides a level of death benefit equal to three (3) times compensation at pre-retirement and one (1) times final compensation at post-retirement.

Disability Income Plan - You will be eligible to participate in the Executive Disability Income Plan.  This disability plan, combined with the Invacare Group Long Term Disability Income plan, can provide disability income of up to 70% of your compensation.

Health Management Program - You will be eligible to participate in the Executive Health Management Program.  Through this program, you will be entitled to one physical exam every two years performed at the Cleveland Clinic Department of Preventative Medicine.

Personal Liability - Invacare will also provide 5 million dollars of personal umbrella coverage over certain underlying retention amounts.  This coverage provides you with liability coverage anywhere in the world subject to the terms and conditions of the policy.

8.	Severance

If you are terminated for any reason other than cause during your employment, you will be provided one year of salary continuation as severance pay.  You will also receive a prorata portion of your target bonus based on the date of termination.  In addition, Invacare will continue to provide health insurance during your severance period, or until you obtain employment that provides you with such coverage, whichever comes first.

Termination for cause is defined as fraud, misrepresentation, theft or embezzlement of company assets, intentional violations of law or company policies or a substantial failure to perform assigned duties.

9.	Change of Control

The Change in Control agreement would include provisions for a lump sum cash amount equal to three (3) times annual base salary plus target bonus and continued participation in the Company’s employee benefit plans, as described in more detail in our Annual Proxy Statement.

This offer is contingent upon verification of employment under the provisions of the Immigration Reform and Control Act of 1986.  Upon reporting to work, you will be required to present your Social Security card or birth certificate and state-issued photo identification.

You will be required to review and sign a non-compete agreement and a conflict of interest document as a condition of your employment.

This offer is also contingent upon you successfully completing a pre-employment drug screen, post-offer physical examination and reference-checking process.  Please contact Ann Wilgor at 440/329-6906 to arrange for your drug screen and post-offer physical examination.

Rob, we are excited at the prospect of you re-joining the Invacare team.  Upon signing this offer, a mutually agreed upon start date will be determined.  In the interim, if there are any questions regarding this offer, please contact me at 440/329-6427.

Sincerely,

/s/ Joseph Usaj
Name: Joseph Usaj
Title: Senior Vice President - Human Resources
cc: Mal Mixon

I acknowledge acceptance of this offer and its conditions for the position of Chief Financial Officer, and have signed two copies of this letter and am returning one to your attention.

/s/ Robert K. Gudbranson	2/20/08
Date